Exhibit 99.1

The Cash Store Financial Services Inc. announces Credit Facility

EDMONTON, Dec. 5, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today announced that it has entered into a credit agreement (the "Credit Agreement") with Coliseum Capital Management, LLC ("Coliseum"), 8028702 Canada Inc. and 424187 Alberta Ltd. ("Alberta Ltd.") (collectively, the "Lenders") pursuant to which the Lenders have agreed to provide $12.0 million of loans in the aggregate.  The loans will be guaranteed by the Company's subsidiaries. The Credit Agreement provides that a total of up to $32.5 million may be advanced, but the Lenders, at this time, have made no commitment to provide additional loans. The $32.5 million facility falls within the first lien carve-out provisions of the Company's January 2012 Indenture governing the Company's 11.5% senior secured notes due 2017.

The Credit Agreement is instrumental to the Company's long-term strategic plans, and the first advance of $12.0 million will fund operations and growth in key business areas.

The loans made under the Credit Agreement will mature on November 29, 2016 and bear interest at a rate of 12.5% per annum, paid monthly.

The Credit Agreement incorporates the covenants contained in the Indenture governing the Company's 11.5% senior secured notes due 2017. The Credit Agreement also contains additional covenants relating to minimum Adjusted EBITDA and Cash/Accounts Receivable thresholds to be met on a quarterly basis as well as prepayment premiums in each of the first two years of the Credit Agreement in respect of repaying the loans prior to maturity. The loans are secured by a first priority lien on all assets under the Company's existing Collateral Trust and Intercreditor Agreement.

The Company's board of directors, after considering, among other things, a recommendation from the independent audit committee of the board of directors, determined that the funding under the Credit Agreement provides more flexibility than the other funding alternatives considered by the Company. The board approved the Credit Agreement, with Gordon Reykdal abstaining.

Alberta Ltd., which has committed to loan $2.0 million to the Company, is controlled by the Company's CEO and a director, Gordon Reykdal. Coliseum, which has committed to loan $5.0 million to the Company, holds 17.8% of the common shares of the Company.

Cash Store Financial relied on the exemption from the minority approval requirement provided for in Multilateral Instrument 61-101 based on the fact that the transaction involves the creation of a credit facility that has been obtained by the Company on reasonable commercial terms that are no less advantageous to the Company than those that could have been obtained from a person dealing at arm's length with the Company.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial" and "Instaloans" and "The Title Store". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to the Credit Agreement, credit facilities being advanced under the Credit Agreement and the Company's ability to meet payment and interest obligations.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, our operating cost structure, current consumer protection regulations, as well as the ability to meet payments and interest obligations under the Credit Agreement, relationships with the Lenders and ability to abide by the terms of the Credit Agreement. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon Reykdal, CEO, at 780-408-5118, or

Craig Warnock, CFO, at 780-732-5683

Investor Relations are provided by Peter Block, NATIONAL Public Relations, at 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 19:50e 05-DEC-13